

July 25, 2011

<u>Via E-mail</u>
John A. Attaway, Jr.
Publix Super Markets, Inc.
3300 Publix Corporate Parkway
Lakeland, FL 33811

> **Re: Publix Super Markets, Inc.**
> **Form 10-K**
> **Filed February 28, 2011**
> **File No. 0-00981**

Dear Mr. Attaway, Jr.:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 25, 2010</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10</u>

<u>Liquidity and Capital Resources, page 10</u>

1. Please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 13

2.   Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, please provide an analysis of the underlying reasons for each significant change you identify. For example, we note that you attribute the variances in your operating and administrative expense line item to changes in facilities costs, payroll, and employee benefits. Please quantify the extent to which these variances were due to each contributing factor and explain why you experienced such movements. As another example, we note that you do not explain why your comparable store sales increased from 2009 to 2010. Please disclose the various factors contributing to this variance, such as any changes in product mix, selling prices, volumes, promotional activity, and/or geographical trends. Please note that the nature of this comment should be applied to the rest of your results of operations discussion, not just the examples included herein. Considering certain expenses within individual line items may not track closely with changes in sales, please quantify changes between periods in dollars as well as on a percentage of sales basis. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Financial Statements and Supplementary Data, page 19

Notes to Consolidated Financial Statements, page 29

3.   We note your disclosures throughout your filing, such as on pages 6, 7 and 12, that you repurchase common stock subject to certain terms and conditions and that the amount of common stock offered to you for repurchase is not within the control of the company, but is at the discretion of the stockholders. Please address the following items related to your outstanding securities:

   •   Tell us and disclose in future filings within your financial statements, the pertinent rights and privileges of your outstanding securities. Refer to ASC 505-10-50-3. Please specifically address the nature and terms of your repurchase provisions.

   •   Tell us if you are contractually obligated to repurchase shares offered to you by shareholders. If so, please tell us whether or not you have the option to satisfy repurchases in cash or common stock and clarify how you determined that your common stock should not be classified as mezzanine equity consistent with Rule 5-02.28 of Regulation S-X.

   •   If you believe that you are not contractually obligated to repurchase shares offered to you by shareholders, please explain to us in detail how you would be able to obtain shares to contribute to your ESPP, 401(k) Plan, ESOP, and Directors Plan in accordance with the terms of those plans, since we note that your common stock is not traded on an exchange from which you could repurchase shares.

(1) Summary of Significant Accounting Policies, page 29

(a) Business, page 29

4.   We note that you are in the primary business of operating retail food supermarkets, and you have no other significant lines of business or industry segments. We have the following comments:

- We assume from your current disclosure that your operations are within one reportable segment. With reference to ASC 280-10-50-1, please provide us with your analysis of whether you have more than one operating segment. If you have more than one operating segment and you have aggregated your operating segments into a single reportable segment, please tell us the basis for this aggregation and provide the disclosures required by ASC 280-10-50-21(a), including the fact that you have aggregated multiple operating segments within your single reportable segment.

- Please provide the disclosure of revenue for each group of similar products and services required by ASC 280-10-50-40. If you believe that your disclosure on page 1 satisfies this disclosure obligation, you may provide a cross-reference to that disclosure; however, explain to us how you determined that presenting only two categories titled "grocery" and "other" meets the objective of presenting groups of similar products and services. For example, prepared foods typically have a significantly higher gross margin and significantly shorter life than canned foods, and perishable items generally have a higher gross margin and shorter life than non-perishable items. Similarly, we assume the product characteristics of your pharmacy sales, Crispers restaurant sales, and commission and fee revenue would differ from your perishable and non-perishable grocery items. Please explain to us in reasonable detail how you analyzed the characteristics of the different types of products that you sell when grouping such products into categories for the purpose of this disclosure. If you group several differing items together because you believe they are immaterial for separate disclosure, please explain to us and disclose the items that you have combined into a single category.

(j) Long-Lived Assets, page 30

5.   Please tell us and disclose the level(s) at which you group your significant long-lived assets for impairment testing purposes. For example, please tell us if you evaluate buildings and improvements, leasehold improvements and furniture, fixtures and equipment for impairment at the store level. If you believe some other grouping is more appropriate, please tell us why.

(4) Consolidation of Joint Ventures and Long-Term Debt, page 34

6.   We note that you adopted ASU 2009-17 at the beginning of fiscal 2010 and that it resulted in the consolidations of certain joint ventures in which the company has a controlling financial interest. We further note your disclosure that generally "all major JV decision making is shared between all members." Considering it appears that power is shared among multiple unrelated parties, please tell us how you considered ASC 810-10-25-38D in determining that these joint ventures should be consolidated. As noted in the ASC, if a reporting entity determined that power is, in fact, shared among multiple unrelated parties such that no one party has the power to direct the activities of a VIE that most significantly impacts the VIE's economic performance, then no party is the primary beneficiary. Power is shared if two or more unrelated parties together have the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and if decisions about those activities require the consent of each of the parties sharing power. If you continue to believe these joint ventures should be consolidated, please tell us how you determined the entities are VIE's and why you believe you are the primary beneficiary.

(6) Retirement Plans, page 37

7.   We note that you have a trusteed, noncontributory Employee Stock Ownership Plan ("ESOP") for the benefit of eligible employees and made significant contributions to the plan during the periods presented. Please confirm that your ESOP plan is non-leveraged and that you account for the plan under ASC 718-40. In particular, please explain the method you use to calculate the related compensation cost, including how you determine the measurement date used to value your shares and how you recognize the expense on a quarterly basis. Please also clarify how you treat shares held by your ESOP for EPS purposes. In your response, please cite the specific authoritative accounting guidance you utilize, such as paragraphs 25-19, 30-5, and 45-9 of ASC 718-40.

8.   We note that you issue common stock under your ESOP and 401(k) plans. Since your common stock is not traded on any public stock exchange, please tell us and disclose in sufficient detail how you determine the fair value of your common stock in calculating the related compensation costs of these plans and your employee and director stock purchase plans described on page 6. If your common stock fair values are largely based on the results of valuations performed by independent valuation specialists or by your management, please explain to us in detail the method(s) used in these valuations to determine the fair values of your common stock and clarify whether the valuations are performed on a contemporaneous or retrospective basis. Please also tell us if you issue any stock-based compensation awards outside of your ESOP, 401(k), and your employee and director stock purchase plans.

(8) Commitments and Contingencies, page 39

9.   We note that you are a party in various legal claims and actions arising in the normal course of conducting business. We also note your statement that you believe the ultimate resolution of these legal proceedings will not have a material adverse effect on your financial condition, results of operations, or cash flows. It is unclear to us whether this statement is intended to convey that the amount or range of any additional losses that are reasonably possible are not material to your financial statements. In this regard, we note that your current disclosures do not specifically address any reasonably possible additional losses. Consistent with ASC 450-20-50-2 and 50-4(b), please tell us and disclose in future filings an aggregate estimated amount or range of reasonably possible losses or additional losses, or explain to us in reasonable detail why such an estimate cannot be made. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

John A. Attaway, Jr.
Publix Super Markets, Inc.
July 25, 2011
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